UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-31891

TransGlobe Energy Corporation
(Exact name of registrant as specified in its charter)

Suite 900, 444 5th Avenue SW
Calgary, Alberta
Canada T2P 2T8
(403) 264-9888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares Without Par Value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

EXPLANATORY NOTE

On October 13, 2022, pursuant to that certain Arrangement Agreement, dated as of July 13, 2022, by and among TransGlobe Energy Corporation (“TransGlobe”), VAALCO Energy, Inc., a Delaware corporation and VAALCO Energy Canada ULC, an Alberta unlimited liability company (“AcquireCo”), AcquireCo acquired of all of TransGlobe’s outstanding common shares under a plan of arrangement under the Business Corporations Act (Alberta).

Pursuant to the requirements of the Securities Exchange Act of 1934, TransGlobe Energy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 7, 2022	TRANSGLOBE ENERGY CORPORATION

	By:	/s/ Ronald Y. Bain
	Name:	Ronald Y. Bain
	Title:	Vice President